SECURITI

06007941

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~65641~~ 66158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

MAY 1 2006

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

SECTION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foresight Research Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

317 Madison Avenue, Suite 708
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Efrem 212-509-7800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP EIN # 13-3385019
(Name – *if individual, state last, first, middle name*)

60 East 42nd Street (Address) New York (City) NY (State) 10165 (Zip Code)

PROCESSED
JUN 23 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

6/22/06

OATH OR AFFIRMATION

I, Richard Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foresight Research Solutions, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public

RAMON DELEON
Notary Public - State of New York
NO. 01DE6133918
Qualified in New York County
My Commission Expires 9/19/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independant auditors' report on internal accounting required by SEC rule 17a-5

X (p) Notes to Financial Statements

FORESIGHT RESEARCH SOLUTIONS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
PURSUANT TO RULE 17A-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Foresight Research Solutions, LLC

We have audited the accompanying statement of financial condition of Foresight Research Solutions, LLC as of December 31, 2005, and the related statements of operations and members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foresight Research Solutions, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
March 28, 2006

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

FORESIGHT RESEARCH SOLUTIONS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	499,529
Receivable from brokers		111,636
Other receivables		13,833
Furniture and equipment (net of accumulated depreciation of $18,835)		103,571
Prepayments and other assets		35,743
Security deposits and advances		23,748
	$	788,060

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	98,540
Deferred rent		17,097
		115,637
Commitments and contingencies		
Members' equity		672,423
	$	788,060

See notes to financial statements.

FORESIGHT RESEARCH SOLUTIONS, LLC

STATEMENT OF OPERATIONS AND MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

Revenues	
Commissions	$ 2,706,426
Consulting	230,190
Other income	139,149
Interest and dividends	6,865
	3,082,630
Expenses	
Compensation to members	936,768
Employee compensation and benefits	406,784
Professional fees	953,197
Market research	193,086
Rent	230,605
Travel and entertainment	444,830
Licenses, fees, and permits	24,335
Interest	994
Depreciation and amortization	10,483
Other operating expenses	298,790
	3,499,872
Net loss	(417,242)
Members' equity, beginning of year	95,565
Members' contributions	1,033,100
Members' distribution	(39,000)
Members' equity, end of year	$ 672,423

See notes to financial statements.

FORESIGHT RESEARCH SOLUTIONS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities	
Net loss	$ (417,242)
Adjustments to reconcile net loss to net cash used by operating activities	
Depreciation	10,482
Change in operating assets and liabilities	
Receivable from brokers	(75,335)
Other receivables	6,167
Prepayments and other assets	(23,264)
Security deposits and advances	(3,183)
Accounts payable and accrued expenses	72,925
Deferred rent	17,097
Net cash used by operating activities	(412,353)
Cash flows from investing activities	
Purchases of furniture and equipment	(104,509)
Cash flows from financing activities	
Members' contributions	1,033,100
Members' distributions	(39,000)
Net cash provided by financing activities	994,100
Net increase in cash and cash equivalents	477,238
Cash and cash equivalents, beginning of year	22,291
Cash and cash equivalents, end of year	$ 499,529
Supplemental cash flow disclosures	
Interest paid	$ 994

See notes to financial statements.

FORESIGHT RESEARCH SOLUTIONS, LLC

NOTES TO FINANCIAL STATEMENTS

1. Organization

Foresight Research Solutions, LLC (the Company), a limited liability company, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company provides investment research for its clients for which it earns commision revenue for executed securities transactions.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investment instruments with a maturity of three months or less, when purchased, to be cash equivalents.

Furniture and Equipment

Furniture and equipment are stated at cost; maintenance and repairs are charged to operations. Depreciation expense is calculated on a straight-line basis over the respective assets' remaining useful lives. The useful lives are as follows:

Office equipment	3-7 years
Furniture and fixtures	7 years

Revenue

The Company recognizes revenues on an accrual basis over the time its services are to be performed or have been performed. For commission based clients, revenue is recognized as net revenues to the Company in the month in which the client's trades are executed.

2. Significant Accounting Policies (Continued)

Income Taxes

The Company is treated as a partnership for Federal and state income tax purposes and accordingly does not record a provision for income tax because individual members report their share of the Company's income or loss on their income tax returns. The Company is subject to New York City Unincorporated Business Tax.

3. Related Party Transactions

Commission revenue from a member in the Company amounted to approximately $210,000.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Sec. Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of approximately $461,000, which was approximately $456,000 in excess of its required net capital of $5,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

5. Members Equity

In connection with capital raised in 2005, a put option was instituted for the associated shareholders which, if exercised, would cause the Company to repurchase a portion of the shares at each one-year anniversary of the transaction. The price to be paid by the Company for the "put" shares is the amount of capital originally invested by the shareholder for shares paid, plus 10% per year. The portion of shares which may be put in 2006 amounts to a maximum of 10% of the associated shares equal to approximately $110,000. In 2007, an additional put option is available for those shareholders which, if exercised, would cause the Company to redeem up to 60% of the remaining shares equal to approximately $702,000 and the remaining 40% on the anniversary in 2008 equal to approximately $426,000.

6. Commitments

The Company, under the terms of its credit line agreement with a bank, is required to maintain a balance against the credit line. At December 31, 2005, $10,000 was restricted for that purpose. The Company may reduce the restriction to a value equal to the outstanding balance of the credit line upon a formal request to the bank. There was $3,761 outstanding under the credit line as of December 31, 2005.

The Company, under the terms of its lease agreement for office space is required to maintain a letter of credit for $30,784. Cash in this amount is deemed restricted for this purpose.

7. Lease Commitments

All noncancelable leases have been categorized as operating leases. The Company has leases for equipment, office furniture and fixtures and office space, with terms ranging from 6 months to 10 years. Total rental expense under operating leases was $230,605 in 2005.

Future minimum payments on leases in effect at December 31, 2005 are:

Years Ended	
2006	$ 133,000
2007	190,000
2008	194,000
2009	198,000
2010	202,000
Thereafter	1,243,000
Total minimum lease payments	$2,160,000

8. Financial Instruments and Credit Risk Concentration

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and client receivables. The Company places its cash and cash equivalents in highly regarded financial institutions. At times, cash balances exceed the Federal Deposit Insurance Corporation's insurable limit. This potentially subjects the Company to a concentration of credit risk. The Company has not experienced any losses in such accounts.

Revenue from one major customer represented approximately 71% of total commission and consulting revenue for the year ended December 31, 2005.

FORESIGHT RESEARCH SOLUTIONS, LLC

NOTES TO FINANCIAL STATEMENTS
(Continued)

9. Accounts Receivable

Management believes all receivables to be collectible therefore no allowance for bad debts has to be recognized at year-end.

10. Subsequent Events

In January 2006, the Company entered into a sale lease back agreement for furniture and fixtures with a book value of $91,929. The Company subsequently received this amount in cash and recorded a capital lease payable.

11. Contingencies

The Company has been advised of a potential discrepancy regarding commissions paid to them via one of its trading relationships. The Company's management believes that any potential claims resulting from this matter will ultimately be resolved to the Company's full satisfaction. If, however, this matter is not resolved to the Company's satisfaction, the potential claim could be $1,900,000.

SUPPLEMENTAL SCHEDULE

Computation for Determination of Reserve
Requirements and Information Relating to Possession
or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-1

December 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

(See accompanying independent auditors' report)

FORESIGHT RESEARCH SOLUTIONS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Members' equity		$ 672,423
Deductions and/or other charge		
Non-allowable assets		
Other receivables	13,833	
Furniture and equipment	103,571	
Restricted cash	34,545	
Prepayments and other assets	35,743	
Security deposits and advances	23,748	211,440
Net capital		460,983
Minimum capital requirements (greater of 6-2/3% of aggregate indebtedness or $5,000)		5,000
Excess net capital		$ 455,983
Aggregate indebtedness - total liabilities		$ 115,637
Ratio of aggregate indebtedness to net capital		.25 to 1

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA Focus Report as of December 31, 2005, as amended on March 30, 2006.

See independent auditors' report.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Board of Directors of
Foresight Research Solutions, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Foresight Research Solutions, LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
March 28, 2006